

October 15, 2014

Via E-mail
Anthony K. Slater
Executive Vice President and Chief Financial Officer
Pike Corporation
100 Pike Way
Mount Airy, North Carolina 27030

>**Re:** **Pike Corporation**
>**Preliminary Proxy Statement on Schedule 14A**
>**Filed September 19, 2014**
>**File No. 001-32582**
>
>**Schedule 13E-3 by Pike Corporation, Pioneer Parent, Inc.,**
>**Pioneer Merger Sub, Inc., et al.**
>**File No. 005-81570**
>**Filed September 19, 2014**

Dear Mr. Slater:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed September 19, 2014

1.   Please make clear on the cover page and throughout the proxy statement that the company's Chairman, Chief Executive Officer and principal security holder is a counterparty to the company in the transaction. The use of defined terms, such as "Parent," "Rollover Investors," and "JEP Investors" obscures this critical fact.

2.   Please make the disclosure required by Item 1014(d) of Regulation M-A.

3. Each presentation, discussion, or report held with or presented by an outside party, whether in draft, preliminary or final form, oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Please revise your proxy statement to summarize any and all presentations made by any outside party and file any written materials as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A. This would include the materials filed as Exhibits (c)(3)-(c)(9) and the "quality of earnings analysis."

Interests of the Company's Directors and Executive Officers in the Merger, page 7

4. Please elaborate on how differences in how executive officer equity awards will be treated gives the company's directors and executive officers different interests in the merger. Please also disclose, if true, that directors and executive officers may have opportunities to acquire shares of the Parent, either through contributions of shares of the company's common stock to the Parent or cash equity financing, as suggested on page 3 and elsewhere in the proxy statement.

Reasons for the Merger; Recommendations of the Special Committee and the Board of Directors; Fairness of the Merger, page 5

5. In this paragraph, you only summarize the Board's recommendation. Please revise to summarize the reasons for the merger and fairness of the merger to unaffiliated shareholders.

Proposal 1: Approval of the Merger Agreement, page 22

Background of the Merger, page 22

6. We note your disclosure in the first paragraph on page 22 that the "Board, together with the Company's senior management and outside advisors, regularly reviews the Company's business and operations, as well as strategic alternatives available to maximize shareholder value. . . ." We further note your disclosure in the third paragraph on page 22 that in "January 2013, the Board formed a special committee . . . to consider strategic alternatives, including a possible sale of the Company . . . ." Please revise your disclosure to provide a more fulsome discussion of what, if any, circumstances changed that prompted the board to take the affirmative step of creating a special committee to consider strategic alternatives when it appears the board, together with senior management, regularly reviewed strategic alternatives available to the company.

7. We note your disclosure in the third paragraph on page 22 that your "financial advisor approached approximately 40 potential *buyers*. . . ." [emphasis added]. In light of the special committee's direction to "consider strategic alternatives, including a possible sale of the Company," please revise your disclosure to clarify the scope of the special

       committee's mandate and authority – e.g., did the special committee instruct the financial advisor to only seek out potential parties that would seek to purchase the company, or were other "business combination" partnerships or arrangements within the scope of the financial advisor's search.

8.   We understand that the special committee determined that there were four potential buyers resulting from the 2013 Process whose indications of interest were "adequate to proceed" to a second phase of discussions. Please clarify whether other indications of interest were received and if so, why they were not considered to be adequate to proceed.

9.   We understand from your disclosure on page 24 that the Special Committee did not want to reach out to strategic parties to solicit indications of interest at the initial state of the process in 2014. Please elaborate on why it determined to contact only three financial sponsors at this stage, given that after the agreement was negotiated and signed, you reached out to 41 financial sponsors during the go-shop period.

10.   We note your disclosure on page 26 that at "the Special Committee's request, the Company's management also discussed the upside potential and downside risk of continuing to operate on a stand-alone basis." Please revise your disclosure to provide a brief summary of the upside potential and downside risks discussed by company management at the April 30, 2014 and May 1, 2014 special committee meetings. Please also disclose whether Mr. Pike was present at such meetings and during discussions of the potential upside and downside risks of continuing on a stand-alone basis.

11.   Please disclose the adjustments to the company's projections suggested by the BofAMerrill Lynch quality of earnings advisors.

12.   We note your disclosure on page 28 that due to "concerns regarding the Company's business," and that "based on its due diligence," CSCP was "reducing its indicative offer from $12.85 to $11 per share." Please revise your disclosure to briefly discuss the "concerns" raised by CSCP to BofAMerrill Lynch that were discussed at the June 26, 2014 special committee meeting. If the concerns noted by CSCP on June 24 were similar to those discussed in the third full paragraph on page 29, please so state.

13.   Please disclose the "correction of certain incorrect assumptions made by CSCP regarding margins on various opportunities, debt-like instruments, and the performance of the Company's Klondyke and Pine Valley subsidiaries" made by management on July 7, 2014.

14.   We note that Mr. Pike initiated a call with Mr. Silvestri on July 10, 2014. Please explain whether Mr. Pike was directed to initiate contact with CSCP, and if so, why and by whom. If not, please explain why Mr. Pike initiated a call with CSCP when it appears that previous discussions with CSCP regarding share price were handled by BofAMerrill Lynch.

15.	Please briefly discuss the revisions and changes that were negotiated in the multiple drafts of the merger agreement and related documents between July 22, 2014 and July 31, 2014, as discussed on page 30.

16.	We note disclosure on page 31 that Mr. Pike and CSCP had "concluded negotiations in respect of the terms sheet governing Mr. Pike's future relationships with CSCP and Parent. . . ." Please expand your disclosure where appropriate to discuss whether the special committee was aware of Mr. Pike's negotiations with CSCP regarding his future relationship with CSCP and Parent and when it became aware of such negotiations.

17.	Please clarify when the go-shop period started and ended. Disclosure on page 31 suggests that it began on August 4, and disclosure on page 32 suggests that it ended on August 28. This appears to be almost a full week less than the negotiated 30-day period.

Reasons for the Merger; Recommendations of the Special Committee and the Board of Directors; Fairness of the Merger, page 32

Recommendation of the Special Committee, page 32

18.	We note repeated references to "strategic alternatives" throughout this section, as well as a continuation on July 7 of earlier discussions regarding advantages and risks of "various alternatives" including continuing to operate on a stand-alone basis. Please expand your discussion, where appropriate, to address any alternatives to the CSCP transaction, including but not limited remaining as a stand-alone business, that were discussed. Please explain what such alternatives entailed and why such alternatives were rejected. See Item 1013(b) of Regulation M-A. Similar language appears on pages 23 and 24.

19.	In the second paragraph, please clarify whether the Special Committee unanimously determined (rather than "further believes") that the merger is fair to the company's unaffiliated security holders. Please also clarify, if true, that it considered the factors listed on pages 33 and 34 in making this determination.

20.	We note the factors you have listed in the second and third bullet points in this section as supporting the Special Committee's determinations. Please elaborate on these items, here or in another appropriate section of the proxy statement, to provide context for investors to understand the basis for these beliefs and why they support the Special Committee's conclusions and recommendation of this transaction. We note in particular the positive factors included in the presentation filed as Exhibit (a)(2)(ix).

21.	In the fifth bullet point in this section, please clarify, if true, that the Special Committee believed that it obtained the highest price reasonably attainable *from CSCP* as a result of the extensive negotiation process, as this process would not appear to have any bearing on prices offered by other potential acquirors.

22.   We note that the Special Committee considered the financial analysis and opinion of
        BofAMerrill Lynch in its consideration of the transaction. If the Special Committee
        intends to adopt the analysis and opinion of BofAMerrill Lynch, this must be explicitly
        stated. See Item 1014(b) of Regulation M-A and Question 20 of Securities Exchange
        Act Release No. 17719 (April 13, 1981).

23.   Disclosure on page 34 indicates that the Special Committee viewed the 30-day go-shop
        period as supporting its recommendation in favor of the transaction. Please clarify
        whether the go-shop period actually lasted a full 30 days, consistent with our comment
        above. Please also address whether the Special Committee considered the following in
        connection with the go-shop process:

        •   That the time frame for soliciting and receiving offers under the go-shop provision
            was significantly less than the time the company spent in the 2013 Process described
            on page 22. We note that in 2013, the process to identify potential buyers ran from
            January until May.

        •   The possibility that potential buyers might be less inclined to make an offer for the
            company during the go-shop period than they would during a market test conducted
            before the company had entered into any agreement with a third party. In particular,
            whether potential buyers may have been dissuaded from making an offer due to the
            break-up fee.

24.   Please delete the reference in the first bullet point in the discussion of procedural
        safeguards, and any similar references in your proxy statement to "arm's-length
        negotiations," as they are inappropriate in the context of a going private transaction.

Determinations and Recommendation of the Board of Directors, page 37

25.   Please disclose the extent to which the board considered historical stock prices during the
        52-week period ended August 1, 2014, which indicated that during such period the
        company's closing stock prices ranged from $7.96 to $12.49 per share.

Position of the JEP Investors as to Fairness of the Merger, page 49

26.   Please advise as to the source of the uncertainty as to whether the JEP Investors are
        affiliates of the company, or revise your disclosure. Similar language appears on page
        52.

Purposes and Reasons of the Company for the Merger, page 51

27.   Please revise your disclosure to include more fulsome discussion of why you chose to
        undertake the going private transaction at this particular time. See Item 1013(c) of
        Regulation M-A.

Projected Financial Information, page 56

28.   All projections that are materially related to a Rule 13e-3 transaction must be disclosed to security holders. Please disclose all projections you refer to in this section, whether preliminary or final, including the "sensitivity case."

29.   In the third full paragraph on page 57, please remove the disclaimer of responsibility for the projections, which constitute public disclosure. Please also expand your disclosure to describe how the projections could be other than material, giving that they formed the basis for the financial analysis appearing in the document.

JEP Investors Equity Financing, page 59

30.   Please explain how Mr. Pike will dispose of the company RSU awards and Company stock options in order to provide cash equity financing for the merger. Clarify whether this disposition will be on the same terms and for the same consideration applicable to all outstanding options and RSUs under the merger agreement.

CSCP Equity Financing, page 59

31.   Please clarify how CSCP's commitment to contribute up to $190 million to Parent "includes" amounts contributed by the JEP Investors and other members of your management and employees.

New Management Arrangements, page 69

32.   We note disclosures here and throughout the proxy statement that "certain members of management and other company employees" may agree to roll over shares of common stock to Parent or invest proceeds arising from the disposition of company stock options and RSU awards. Please clarify the following:

- which members of management and employees may acquire Parent common stock;
- whether the "disposition" of options and RSU is on the same terms and for the same consideration applicable to all outstanding options and RSUs under the terms of the merger agreement;
- what consideration you have given to whether any of the individuals who obtain Parent shares would be filing persons for purposes of Schedule 13E-3; and
- what consideration you have given to whether the offer of these Parent shares is exempt from registration under the Securities Act or must be registered.

Treatment of Executive Officer and Director Equity Awards, page 65

33.   Please elaborate on the reasons why Parent and a holder of stock options, RSU awards or restricted shares would agree to terms or consideration for the disposition of those securities other than those specified by the merger agreement. Clarify the purpose for such an agreement and whether the terms and consideration would be more or less favorable to executive officers and directors than those provided to all holders under the terms of the merger agreement.

Explanatory Note Regarding the Merger Agreement, page 89

34.   Please remove disclosure purporting to state positions of the SEC. Please also revise to remove any potential implications in the first two sentences of this section that the referenced merger agreement and summary do not constitute public disclosure under the federal securities laws.

Schedule 13E-3 filed September 19, 2014 by Pike Corporation, Pioneer Parent, Inc., Pioneer Merger Sub, Inc., et al.

General

35.   We are in receipt of your request for confidential treatment in connection with Exhibit (c)(7). Comments, if any, will be issued in a separate letter.

36.   Please remove the disclaimer of responsibility appearing in the final sentence on page 2.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kamyar Daneshvar, Staff Attorney at (202) 551-3787 or me at (202) 551-3765 with any questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: James R. Wyche, Esq. (*via e-mail*)
       Moore & Van Allen